PEROT SYSTEMS CORPORATION
1991 STOCK OPTION PLAN
(AS AMENDED THROUGH MARCH 22, 2006)
PLAN AMENDMENT
     The Perot Systems Corporation 1991 Stock Option Plan, as amended through March 22, 2006 (the “Plan”), is hereby amended, effective as of September 20, 2009, as follows:
     1. Section 1 of the Plan is hereby amended by adding the following to the end of said Section to read as follows:
Notwithstanding any provision herein to the contrary, the Plan shall remain effective until the consummation of the transactions described in that certain agreement and plan of merger dated September 20, 2009, by and between the Company, Dell Inc. and DII Holdings Inc. (the “Merger Agreement”). Upon the consummation of the transactions described in the Merger Agreement (the “Effective Time”), the Plan shall terminate, unless sooner terminated under this Section 1 of the Plan (the “Merger Termination”); provided, however, that the Merger Termination shall not occur, in the event the Merger Agreement is terminated prior to the Effective Time.
     2. Section 5 of the Plan is hereby amended by adding the following new sentence to the end of said Section to read as follows:
Notwithstanding any provision herein to the contrary, the Company shall withhold from the cash payment described in the first paragraph of Section 14 below, the minimum amount required to satisfy its minimum withholding obligations for federal, state, local, or foreign income or other taxes with respect to such payment.
     3. Section 13 of the Plan is hereby amended by deleting said Section in its entirety and substituting in lieu thereof the following:
13. Change in Control Benefit For Participants Who Have Entered into Severance Agreements and Who Are Entitled to Receive any Benefits Under a Severance Agreement.
Notwithstanding anything in the Participant’s Stock Option Agreement to the contrary, if the Participant has entered into a letter agreement between such Participant and the Company which sets out (a) the severance benefits the employee would be entitled to in the event of the employee’s involuntary termination under particular circumstances following the Company’s execution of a definitive agreement to effect a change in ownership or control of the Company or (b) the benefits the employee would be entitled to in the event of a change in ownership or control of the Company irrespective of his termination of employment (in either case a “Severance Agreement”) and the Participant is entitled to receive any benefit under such Severance Agreement, then the stock options granted under this Plan and any holding period, restrictions or other provisions applicable to shares of Common Stock purchased pursuant to such stock options shall be governed by the provisions of such Severance Agreement, as it may be amended from time to time, to the extent provided in the Severance Agreement. A Participant who has entered into a Severance Agreement and is entitled to benefits thereunder is not entitled to the Change in Control Benefit, the cancellation of buy back or repayment of profits provisions or any other benefit set out in Section 14 of the Plan (unless and only to the extent so provided in the Participant’s Severance Agreement).
     4. The heading of Section 14 of the Plan is hereby amended by deleting said heading in its entirety and substituting in lieu thereof the following:
14. Change in Control Benefit For Participants Who Have Not Entered into Severance Agreements or Who Are Not Entitled to Receive any Benefits Under a Severance Agreement.
     5. The first paragraph of Section 14 of the Plan is hereby amended by deleting said paragraph in its entirety and substituting in lieu thereof the following:
In the event there is a Change in Control of the Company, as determined by the Board, without a related termination of the Participant’s employment as provided in the immediately following paragraph, and the Participant has not entered into a Severance Agreement or is not entitled to receive any benefit under a Severance Agreement, the Board may, in its discretion: (i) accelerate the vesting of stock options granted under this Plan; and (ii) cancel stock options granted under this Plan for a cash payment to the Participant. In the event a cash payment is provided in exchange for such a cancelled stock option, such cash payment shall be provided to the participant as soon as practicable following the Change in Control, but, in any event, no later than during the calendar year in which the Payment Time occurs or, if later, two and one-half (2 1/2) months after the Change in Control.
Notwithstanding anything in the Participant’s Stock Option Agreement to the contrary and in the event the Board does not take any of the actions described in the immediately preceding paragraph in connection with the occurrence of a Change in Control of the Company, should a Participant’s employment with the Company terminate by reason of an Involuntary Termination and (i) such Participant has not entered into a Severance Agreement or (ii) the Participant is not entitled to receive any benefit under a Severance Agreement, then the Participant shall become entitled to receive a Change in Control Benefit as set out in this Section 14 of the Plan; provided, however, that to be entitled to a Change in Control Benefit, the Participant must also execute a release of all employment-related claims against the Company and its affiliates existing as of the date of execution, in the standard form used by the Company without material modification, addition or deletion.
In the event benefits are provided to a Participant pursuant to any of the preceding paragraphs of this Section 14 of the Plan, any holding period or other restriction on the sale or other transfer of Purchased Stock which has a specific expiration period under the Participant’s Stock Option Agreement will immediately be met or released, as appropriate, to allow the immediate sale or other transfer of the Purchased Stock; provided, however, that any restrictions due to securities laws or similar restrictions shall remain in effect notwithstanding a Change in Control.
     6. Subsection (b) of the “Change in Control Benefit” definition in Section 14 of the Plan is hereby amended by deleting said Subsection in its entirety and substituting in lieu thereof the following:
     (b) Reserved.

     7. This Plan Amendment is intended to benefit the holders of outstanding stock options granted under the Plan and shall not be deemed to adversely affect the rights of the holders under any such options. Except as modified by this Plan Amendment, all the terms and provisions of the Plan, as previously amended and restated, shall continue in full force and effect.
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     IN WITNESS WHEREOF, Perot Systems Corporation has caused this Plan Amendment to be executed on its behalf by its duly-authorized officer on this 2nd day of November, 2009.

PEROT SYSTEMS CORPORATION
By:	/s/ Thomas D. Williams
Its:	Vice President, General Counsel & Secretary